DRINKS AMERICAS HOLDINGS, LTD.
372 Danbury Road
Wilton, CT 06897

April 24, 2007

United States Securities and Exchange Commission
Washington D.C 20549
Mail Stop 3561
Attn:	Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

Re:	Drinks Americas Holdings, Inc.
Form 10-KSB
Filed August 15, 2005
File No, 000-19086

Dear Ms. Jenkins:

This refers to your letter of March 2, 2007 addressed to Mr. Kenny of Drinks Americas Holdings, Inc. (the “Company” or “Drinks”). We have responded to your questions by referencing the paragraph numbers used in your March 2, 2007 letter.

1)
We have restated our January 31, 2006 unaudited consolidated financial statements and all subsequent consolidated financial statements to recognize the amortization to expense of the cost of the Rheingold asset beginning with the interim period ended January 31, 2006. We did not recognize amortization expense for the period ended October 31, 2006 since it was deemed immaterial to the financial statements. On April 24, 2007 we filed i) Form 10-QSB/A for the quarter ended January 31, 2006, (ii) Form 10-KSB/A for the year ended April 30, 2006, (iii) Form 10-QSB/A for the period ended July 31, 2006, and (iv) Form 10-QSB/A for the period ended October 31, 2006, to reflect such restatements.

2)
Previously filed reports containing financial statements which require restatement have been amended and refiled on April 24, 2007 in their respective forms. In addition to the reports indicated in paragraph 1, the Company restated its financial statements for the period ended October 31, 2005 consistent with our earlier correspondence.

3)
We expeditiously prepared an amendment to Form 10-KSB for the year ended October 30, 2006 and disclosed the substance of the restatements on Form 8-K which we filed on March 6, 2007. This approach was favorably discussed as a response to your comment in a conference call with Ms. Tia Jenkins, our counsel, Joseph Cannella, and I.

4)	The Company filed a Form 8-k on March 6, 2007 detailing all of our intended restatements.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

/s/
Jason Lazo
Chief Operating Officer